Exhibit (a)(5)(B)

9 July 2012

Melrose

Melrose Commences Tender Offer for Elster Group SE

Melrose PLC (LSE: MRO) (“Melrose”), today announces the launch of its tender offer, through its wholly owned subsidiary, Mintford AG,  to acquire, for cash, the entire issued ordinary share capital of Elster Group SE (“Elster”).    Elster ADS holders will receive $20.50 per Elster ADS and Elster shareholders will receive $82 per Elster ordinary share not otherwise represented by ADSs that are tendered to Mintford AG.

The $20.50 per Elster ADS to be offered pursuant to the tender offer represents a premium of approximately 48.6% to the price of an Elster ADS on June 11, 2012, the last business day prior to press speculation that Rembrandt Holdings S.A. (“Rembrandt”), Elster’s majority shareholder, was considering a sale of its Elster holding, and a premium of approximately 44.3% to the average price of an Elster ADS in the six month period ending on June 11, 2012.

The tender offer is scheduled to expire at midnight, New York City time, on Wednesday, August 8, 2012, unless earlier terminated or extended.

Melrose and Elster announced on June 29, 2012 the signing of a definitive investment agreement pursuant to which Melrose agreed to cause Mintford AG to commence the tender offer.  The administrative board of Elster has approved the terms of the investment agreement and recommended that holders of Elster ADSs and Elster ordinary shares tender their Elster ADSs and Elster ordinary shares into the tender offer.

The documents related to the tender offer were filed with the Securities and Exchange Commission (“SEC”) today. As previously announced Melrose has entered into tender agreements with Rembrandt and its subsidiary (which collectively own approximately 62.17% of the total share capital of Elster), as well as from two members of the administrative board of Elster and a managing director of Elster, to tender into the tender offer, subject to specified conditions, all Elster ADSs and Elster ordinary shares that they beneficially own (amounting in aggregate to approximately 64.19% of the total share capital of Elster as of June 29, 2012, the date the transaction was first announced).

Requests for documentation may be made to D.F. King & Co., Inc. as the information agent at 1-800-269-6427.

About Melrose:

Melrose is a public limited company registered in England and Wales which has a track record of acquiring businesses and making the necessary changes to maximise the value inherent in those businesses to the benefit of shareholders.  Melrose currently operates in three segments: Energy, Lifting and Other Industrials. The Energy segment incorporates the Brush Turbogenerators, Brush Transformers, Marelli and Hawker Siddeley Switchgear business units, all specialist suppliers of energy industrial products to the global market. The Lifting segment includes the businesses of Bridon and Crosby, serving oil and gas production, mining, petrochemical, alternative energy and general construction markets. Other Industrials incorporates all other operating businesses.

Forward Looking Statements

This announcement contains (or may contain) certain forward-looking statements with respect to certain of Melrose’s current expectations and projections about future events. These statements, which sometimes use words such as “anticipate”, “believe”, “intend”, “estimate”, “expect”, “will”, “shall”, “may”, “aim”, “predict”, “should”, “continue” and words of similar meaning and/or other similar expressions that are predictions of or indicate future events and/or future trends, reflect the directors’ beliefs and expectations at the date of this announcement and involve a number of risks, uncertainties and assumptions that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement.

Statements contained in this announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The information contained in this announcement is subject to change without notice and, except as required by applicable law, neither Melrose nor any of its affiliates assumes any responsibility or obligation to update publicly or review any of the forward-looking statements contained herein. You should not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.

Important Additional Information

This announcement is for informational purposes only and neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO that was filed by Melrose and Mintford AG with the SEC on July 9, 2012. Elster will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer on July 9, 2012. The tender offer statement (including an offer to purchase, a related letters of transmittal and other tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before making any decision to tender securities in the tender offer.  Elster securityholders may obtain free copies of these materials (and all other tender offer documents filed with the SEC) on the SEC’s website at www.sec.gov.  In addition, copies of these materials may be obtained for free by directing such requests to D.F. King & Co., Inc., the Information Agent for the tender offer, toll-free at 1-800-269-6427.  The solicitation/recommendation statement and related documents may be obtained by directing such requests to Elster.

This announcement is for information purposes only and shall not constitute an offer to buy, sell, issue or subscribe for, or the solicitation of an offer to buy, sell, issue, or subscribe for, any securities in Melrose or any other entity.  No securities of Melrose have been or will be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.

Enquiries:

M: Communications (PR Adviser to Melrose)

+44 (0) 20 7920 2330